SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐       Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐       No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 13, 2007 Shaw Communications Inc.

By:
/s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Strong growth and dividend increase of 18% to $285 million per year
Calgary, Alberta (July 13, 2007) – Shaw Communications Inc. announced results for the third quarter ended May 31, 2007. Consolidated service revenue improved 12.1% and 12.7%, for the three and nine month periods over the comparable periods last year to $702.2 million and $2.06 billion, respectively. Total service operating income before amortization1 of $310.7 million and $913.6 million increased by 11.2% and 13.8% respectively, over the same periods. Funds flow from operations2 increased to $259.5 million for the quarter and $755.8 million for the year-to-date compared to $221.1 million and $626.6 million in the same periods last year.
Commenting on the results, Chief Executive Officer Jim Shaw said, “This quarter we continued to see solid operational and financial results due to the efforts of our strong management team and over 9,000 employees. Customer gains were posted across all products and we delivered solid growth in revenue and service operating income before amortization.”
During the quarter Basic cable subscribers increased by 3,289, Digital and Internet customers grew by 20,875 and 27,873, respectively, and Digital Phone lines were up by 51,128. DTH customers increased by 5,337.
Free cash flow1 for the three and nine month periods was $103.6 million and $280.1 million compared to $96.5 million and $210.6 million for the same periods last year. The growth in free cash flow was primarily related to the increase in service operating income before amortization. The improvement of $7.1 million and $69.5 million, respectively, over the comparable periods was achieved despite an increase in capital spending in the current three and nine month periods of $27.7 million and $51.4 million.
Net income of $91.7 million or $0.42 per share for the third quarter ended May 31, 2007 compared to $126.4 million or $0.58 per share for the same quarter last year. Net income for the first nine months of the year was $252.5 million or $1.17 per share compared to $247.9 million and $1.14 per share last year. The current and comparable three and nine month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included a gain on the sale of a portfolio investment in the third quarter of 2006 as well as tax recoveries related to reductions in enacted income tax rates in each the first and third quarters of last year. Excluding the non-operating items, net income for the three and nine month periods ended May 31, 2007 would have been $86.2 million and $246.2 million compared to net income of $63.9 million and $152.1 million in the comparable periods.3
During the quarter our Digital Phone footprint was expanded in British Columbia, with launches in Abbotsford, Chilliwack, Whalley, Port Coquitlam, and the surrounding areas of Kelowna and Penticton. As at May 31, 2007 we have 343,753 Digital Phone lines and the service is now available to almost 80% of our homes passed.

“Customers are pleased with the range and quality of telephone services we offer and we continue to see strong demand for our Digital Phone products,” said Jim Shaw. “In just over two years since our first launch, penetration of Digital Phone lines now stands at 20% of basic customers who have the service available to them. Its strength, the growth of other products and continued pricing power have contributed to increase Shaw’s overall consolidated revenues and service operating income before amortization by almost 25% over the last two years.”
Cable service revenue increased 14.3% for the quarter to $526.9 million and 14.8% on a year to date basis to $1.54 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization improved 12.5% to $247.2 million for the quarter and 13.8% to $729.1 million for the nine month period.
Satellite division service revenue increased 5.9% and 6.7% to $175.4 million and $518.5 million, respectively, for the three and nine month periods over the same periods last year primarily due to rate increases and customer growth. Service operating income before amortization for the three and nine month periods improved 6.3% to $63.6 million and 13.8% to $184.5 million, respectively, largely due to growth in DTH revenues.
Mr. Shaw said: “As a result of our performance for the first nine months of the year, free cash flow remains on track to exceed $310 million, which is in line with our guidance and plan to accelerate certain capital spending in the final quarter of fiscal 2007 in order to continue to meet customer demand and our high standards for service delivery. In fiscal 2008 we will continue to invest to ensure our network will support and maintain our leading broadband business, grow telephony products and provide next generation services for our customers. We will also continue a number of multi-year projects currently underway related to facilities expansion and a new customer management and billing system. Our preliminary view for fiscal 2008 calls for capital investment to range from $640 — $670 million. Consistent with previous years, we plan to provide specific guidance on service operating income before amortization and free cash flow when we release our 2007 year-end results.”
On March 2, 2007 the Company closed a $400 million offering of 5.70% senior notes due March 2, 2017. The net proceeds were used for debt repayment, working capital and general corporate purposes.
Yesterday our Board of Directors approved an increase in the equivalent annual dividend rate to $1.32 on Shaw’s Class B Non-Voting Participating shares and $1.315 on Shaw’s Class A Participating shares (on a pre-split basis). The 18% increase represents an annual dividend amount of $285 million. This new rate will be effective starting with the monthly dividend paid on September 27, 2007.
On July 10, 2007 shareholders approved the proposed two-for-one stock split of the Company’s outstanding Class A Participating Shares and Class B Non-Voting Participating Shares. The split will be effective as of the close of business on July 30, 2007. After giving effect to the two-for-one stock split and the dividend increase, the equivalent annual dividend rate will be $0.66 on Shaw’s Class B Non-Voting Participating shares and $0.6575 on Shaw’s Class A Participating shares which represents a yield of over 2.5%.

In closing, Mr. Shaw summarized: “As the market for communication and entertainment services becomes more competitive, we continue to drive growth in the business, strengthen our financial position and deliver solid returns to our shareholders. This is done through our focus on the customer, the capabilities of our network, our consistent enhancements to products and new offerings. Through the last quarter of this year, we will continue this focus to achieve our free cash flow objective.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2007
July 13, 2007
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2006 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2007
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	702,238	626,654	12.1	2,058,974	1,827,396	12.7
Service operating income before amortization (1)	310,748	279,544	11.2	913,573	802,790	13.8
Funds flow from operations (2)	259,470	221,099	17.4	755,818	626,580	20.6
Net income	91,658	126,410	(27.5)	252,547	247,881	1.9
Per share data:
Earnings per share – basic	$0.42	$0.58		$1.17	$1.14
– diluted	$0.42	$0.58		$1.16	$1.14
Weighted average participating shares outstanding during period (000’s)	217,018	217,625		216,015	218,093

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.
SUBSCRIBER HIGHLIGHTS

		Growth
		Three months ended		Nine months ended
	Total	May 31,		May 31,
	May 31, 2007	2007	2006	2007	2006

Subscriber statistics:
Basic cable customers	2,228,898	3,289	2,248	22,578	38,515
Digital customers	747,431	20,875	14,733	74,847	61,623
Internet customers (including pending installs)	1,421,899	27,873	21,654	104,444	112,674
DTH customers	877,899	5,337	4,283	8,691	21,325
Digital phone lines (including pending installs)	343,753	51,128	50,294	131,046	112,400

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	The expansion of Shaw’s Digital Phone footprint continued in British Columbia with roll-outs during the quarter in Abbotsford, Chilliwack, Whalley, Port Coquitlam and the surrounding areas of Kelowna and Penticton. Most recently the service was rolled out to Port Moody and Summerland, also in British Columbia. As at May 31, 2007 the number of Digital Phone lines, including pending installations, was 343,753.
•	Customer growth continued with Basic cable subscribers increasing by 3,289, Digital and Internet customers grew 20,875 and 27,873, respectively, and Digital Phone lines were up 51,128. DTH customers increased by 5,337.
•	Consolidated service revenue of $702.2 million and $2.06 billion for the three and nine month periods, respectively, improved 12.1% and 12.7% over the comparable periods last year and total service operating income before amortization[2] of $310.7 million and $913.6 million increased by 11.2% and 13.8% respectively, over the same periods.
•	Consolidated free cash flow[1] of $103.6 million and $280.1 million for the three and nine month periods, respectively, improved $7.1 million and $69.5 million over the same periods last year.
•	On March 2, 2007 the Company closed a $400 million offering of 5.70% senior notes due March 2, 2017. The net proceeds were used for debt repayment, working capital and general corporate purposes.
•	During the quarter the Company completed an acquisition of several small systems in British Columbia that complement existing cable systems. The acquisition provides synergies with existing operations in growing markets.
•	The Company announced an increase in the equivalent annual dividend rate to $1.32 on Shaw’s Class B Non-Voting Participating shares and $1.315 on Shaw’s Class A Participating shares (on a pre-split basis). The 18% increase represents an annual dividend amount of $285 million. The new rate will be effective starting with the monthly dividend paid on September 27, 2007.
•	On July 10, 2007 shareholders approved the proposed two-for-one stock split of the Company’s outstanding Class A Participating Shares and Class B Non-Voting Participating Shares. The split will be effective as of the close of business on July 30, 2007. After giving effect to the two-for-one stock split and the dividend increase, the equivalent annual dividend rate will be $0.66 on Shaw’s Class B Non-Voting Participating shares and $0.6575 on Shaw’s Class A Participating shares which represents a yield of over 2.5%.
Consolidated Overview
Consolidated service revenue increased to $702.2 million and $2.06 billion for the three and nine month periods, respectively, up 12.1% and 12.7% over the same periods last year. These improvements were primarily due to customer growth and rate increases. Consolidated service

Shaw Communications Inc.
operating income before amortization for the three and nine month periods increased by 11.2% and 13.8% over the comparable periods to $310.7 million and $913.6 million driven by overall revenue growth. Increased expenditures incurred to support continued growth, the delivery of quality customer service, enhancements to products, and the launch of Digital Phone in new markets in the cable division partially offset these improvements.
Net income was $91.7 million and $252.5 million for the three and nine months ended May 31, 2007, compared to $126.4 million and $247.9 million for the same periods last year. A number of non-operating items affected net income in each of the periods including a future tax recovery recorded during the first and third quarters of fiscal 2006 related to a reduction in corporate income tax rates which contributed $31.4 million and $23.4 million, respectively, to net income in those quarters. Also during the third quarter of fiscal 2006 the Company reported a gain on the sale of a portfolio investment which contributed $37.3 million on an after-tax basis. Outlined below are further details on these and other operating and non-operating components of net income for each quarter.

	Nine months ended			Nine months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2007	of interest	operating	May 31, 2006	of interest	operating

Operating income	561,031			427,198
Interest on long-term debt	(184,656)			(191,582)

Operating income after interest	376,375	376,375	—	235,616	235,616	—
Gain on sale of investment	415	—	415	47,135	—	47,135
Write-down of investment	—	—	—	(374)	—	(374)
Debt retirement costs	—	—	—	(8,123)	—	(8,123)
Foreign exchange gain on unhedged long-term debt	—	—	—	5,360	—	5,360
Fair value loss on foreign currency forward contract	—	—	—	(360)	—	(360)
Other gains	8,525	—	8,525	5,644	—	5,644

Income before income taxes	385,315	376,375	8,940	284,898	235,616	49,282
Income tax expense (recovery)	132,874	130,189	2,685	36,824	83,496	(46,672)

Income before following	252,441	246,186	6,255	248,074	152,120	95,954
Equity income (loss) on investees	106	—	106	(193)	—	(193)

Net income	252,547	246,186	6,361	247,881	152,120	95,761

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2007	of interest	operating	May 31, 2006	of interest	operating

Operating income	193,526			160,147
Interest on long-term debt	(61,218)			(63,756)

Operating income after interest	132,308	132,308	—	96,391	96,391	—
Gain on sale of investments	—	—	—	45,445	—	45,445
Foreign exchange gain on unhedged long-term debt	—	—	—	1,008	—	1,008
Other gains	7,963	—	7,963	1,322	—	1,322

Income before income taxes	140,271	132,308	7,963	144,166	96,391	47,775
Income tax expense (recovery)	48,518	46,069	2,449	17,711	32,525	(14,814)

Income before following	91,753	86,239	5,514	126,455	63,866	62,589
Equity income (loss) on investees	(95)	—	(95)	(45)	—	(45)

Net income	91,658	86,239	5,419	126,410	63,866	62,544

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	Increase (decrease) of May 31, 2007
	net income compared to:
	Three months ended		Nine months ended
	February 28, 2007	May 31, 2006	May 31, 2006

(000’s Cdn)
Increased service operating income before amortization	7,710	31,204	110,783
Decreased amortization	2,081	2,175	23,050
Decreased interest expense	379	2,538	6,926
Change in net other costs and revenue (1)	6,725	(39,862)	(40,043)
Increased income taxes	(4,988)	(30,807)	(96,050)

	11,907	(34,752)	4,666

(1)	Net other costs and revenue include: gain on sale of investments, write-down of investment, foreign exchange gain on unhedged long-term debt, fair value loss on a foreign currency forward contract, debt retirement costs, other gains and equity income (loss) on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.42 for the quarter and $1.17 for the nine month period. For the quarter, this represents a decline of $0.16 as the comparable period benefited from a future tax recovery of $23.4 million related to a reduction in corporate income tax rates and a gain on the sale of a portfolio investment which contributed $37.3 million on an after-tax basis. These items were partially offset by improved service operating income before amortization in the current quarter of $31.2 million, decreased amortization of $2.2 million and decreased interest expense of $2.5 million. On a year-to-date basis earnings per share improved by $0.03 due to increased net income of $4.7 million resulting primarily from increased service operating income before amortization of $110.8 million, decreased amortization of $23.1 million and decreased interest expense of $6.9 million. These improvements were partially offset by increased income taxes of $96.1 million that resulted from higher taxes on improved service operating income before amortization in the current period while the prior period also benefited from a tax recovery of $54.8 million realized related to reductions in corporate income tax rates. The comparable year-to-date period also included a gain on the sale of a portfolio investment which contributed $37.3 million on an after-tax basis.
Net income in the current quarter improved $11.9 million over the second quarter of fiscal 2007. The increase in the current quarter was primarily due to higher service operating income before amortization of $7.7 million and improved other costs and revenue of $6.7 million, both of which were partially offset by increased income taxes of $5.0 million. The change in other costs and revenues was primarily due to gains reported in the current period related to the sale of certain corporate assets and foreign exchange.
Funds flow from operations was $259.5 million in the third quarter compared to $221.1 million in the comparable quarter, and on a year-to-date basis was $755.8 million compared to $626.6 million in 2006. The growth over the respective quarterly and year-to-date comparative periods was principally due to increased service operating income before amortization and reduced interest expense.
Consolidated free cash flow for the quarter and year-to-date of $103.6 million and $280.1 million, respectively, increased $7.1 million and $69.5 million over the comparable periods. Free cash flow improved despite increased capital spending of $27.7 million and $51.4 million,

Shaw Communications Inc.
respectively, in the current three and nine month periods and was primarily due to improved service operating income before amortization. The Cable division generated $68.3 million of free cash flow for the quarter compared to $67.3 million in the comparable period. The Satellite division achieved free cash flow of $35.4 million compared to free cash flow of $29.3 million in the same period last year.
On March 2, 2007 the Company closed a $400 million offering of 5.70% senior notes due March 2, 2017. The net proceeds were used for debt repayment, working capital and general corporate purposes.
On July 10, 2007 shareholders approved the proposed two-for-one stock split of the Company’s outstanding Class A Participating Shares and Class B Non-Voting Participating Shares. The split will be effective as of the close of business on July 30, 2007. After giving effect to the two-for-one stock split, the equivalent annual dividend rate will be $0.56 on Shaw’s Class B Non-Voting Participating shares and $0.5575 on Shaw’s Class A Participating shares.
As a result of the Company’s performance for the first nine months of the year fiscal 2007 free cash flow remains on track to be in excess of $310.0 million which is in line with guidance. Shaw plans to accelerate certain capital spending in the final quarter of fiscal 2007 to continue to meet customer demand and the Company’s high standards for service delivery. In fiscal 2008 the Company will continue to invest to ensure the network will support and maintain its leading broadband business, grow telephony products and provide the next generation of services. A number of multi year projects currently underway related to facilities expansion and a new customer management and billing system will also continue. Shaw’s preliminary view for fiscal 2008 calls for capital investment to range from $640 — $670 million. Consistent with the past several years, Shaw plans to provide specific guidance on service operating income before amortization and free cash flow when the Company releases its 2007 year-end results.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is intended to indicate the

Shaw Communications Inc.
Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes on net income, capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006

($000’s Cdn)
Cable free cash flow (1)	68,255	67,250	183,315	158,704
Combined satellite free cash flow (1)	35,381	29,285	96,808	51,889

Consolidated	103,636	96,535	280,123	210,593

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Service revenue (third party)	526,870	461,075	14.3	1,540,481	1,341,331	14.8

Service operating income before amortization (1)	247,177	219,766	12.5	729,110	640,664	13.8
Less:
Interest	51,151	52,689	(2.9)	154,006	158,803	(3.0)
Cash taxes on net income	—	1,035	(100.0)	—	3,118	(100.0)

Cash flow before the following:	196,026	166,042	18.1	575,104	478,743	20.1

Capital expenditures and equipment costs (net):
New housing development	21,786	19,448	12.0	66,911	61,031	9.6
Success based	21,559	20,742	3.9	59,475	68,535	(13.2)
Upgrades and enhancement	51,546	36,038	43.0	189,745	133,135	42.5
Replacement	11,490	7,930	44.9	29,979	30,105	(0.4)
Buildings/other	21,390	14,634	46.2	45,679	27,233	67.7

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	127,771	98,792	29.3	391,789	320,039	22.4

Free cash flow (1)	68,255	67,250	1.5	183,315	158,704	15.5

Operating margin	46.9%	47.7%	(0.8)	47.3%	47.8%	(0.5)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
OPERATING HIGHLIGHTS
•	The expansion of Shaw’s Digital Phone footprint continued with the service now available to almost 80% of homes passed. During the quarter the Company added 51,128 Digital Phone lines to total 343,753, including pending installations, at May 31, 2007.
•	Customer growth continued with Basic cable subscribers increasing by 3,289. Digital and Internet customers grew by 20,875 and 27,873, respectively. Shaw now has in excess of 1.4 million Internet customers and Internet penetration of basic stands at 63.8%, up from 59.7% at August 31, 2006.
•	Free cash flow for the three and nine month periods of $68.3 million and $183.3 million, respectively, compares to $67.3 million and $158.7 million.
•	During the quarter the Company closed the acquisition of several small systems in British Columbia that complement existing cable systems adding approximately 5,500 cable subscribers. The acquisition provides synergies with existing operations and represents growing markets.
Quarterly cable service revenue improved 14.3% over last year to $526.9 million and on a year to date basis increased 14.8% to $1.54 billion. Customer growth, rate increases and the impact of acquisitions completed since June, 2006 accounted for the increase. Service operating income before amortization grew 12.5% and 13.8% over the comparable three and nine month periods to $247.1 million and $729.1 million, respectively. The increase was driven by improved revenue, partially offset by increased costs resulting from expenditures incurred to support continued growth.
Service revenue improved $12.5 million or 2.4% over the second quarter of fiscal 2007 primarily due to customer growth. Service operating income before amortization improved $3.0 million or 1.2% over this same period mainly due to the revenue related growth.
Total capital spending increased $29.0 million and $71.8 million over the comparable three and nine month periods to $127.8 million and $391.8 million, respectively. Shaw invested $22.6 million in the third quarter of 2007 on Digital Phone compared to $12.3 million in the same quarter last year. The increase was mainly due to customer growth and spending on projects that will allow Shaw to operate independently as a Competitive Local Exchange Carrier (“CLEC”).
Spending in the upgrade and enhancement category for the three and nine month periods increased $15.5 million and $56.6 million, respectively, over the same periods last year due to investments to increase plant capacity in order to support digital phone and internet growth, and upgrades to support Video-On-Demand (“VOD”), digital cable and high definition (“HD”) TV initiatives. During the quarter Shaw successfully implemented a Class 4 toll switch which allows for the routing of telephone traffic to the lowest cost long distance provider.
Spending in Buildings and Other was up $6.8 million and $18.4 million for the quarter and year-to-date, respectively, over the same periods last year. The increase in both periods was primarily due to investments in new and enhanced information and customer management systems, while

Shaw Communications Inc.
the year to date also included initiatives to upgrade certain corporate assets and various facilities projects.
Success based capital increased modestly over the comparable quarter by $0.8 million and decreased $9.1 million on a year to date basis. Digital Phone and Internet success based capital increased during both periods as a result of customer growth and increased Internet promotions. These increases were partially offset in the quarter and more than offset in the year to date period by reduced success based capital due to price increases implemented on sales of digital cable terminals (“DCT”) during the latter part of fiscal 2006.
In keeping with its commitment and strategy to continually enhance the customer experience, Shaw made various channel line up changes during the quarter to strengthen analog service offerings, expand its digital sports channels, and add to its High Definition (“HD”) line-up a number of new services including HD Net, WGN HD, and a second HD Movie Central channel. HD Net is a leader in high definition broadcasting, producing and televising original HDTV sports, entertainment and news programming. WGN HD offers a full primetime lineup of popular original series and extensive sports programming. The second Movie Central HD channel will provide expanded movie choices and also offers HBO’s popular programming series. Shaw currently has over 170,000 HD capable cable customers.
SUBSCRIBER STATISTICS

			May 31, 2007
			Three months ended		Nine months ended
		August 31,		Change		Change
	May 31, 2007	2006(1)	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,228,898	2,206,320	3,289	0.1	22,578	1.0
Penetration as % of homes passed	64.7%	65.4%
Digital terminals	985,510	856,797	38,600	4.1	128,713	15.0
Digital customers	747,431	672,584	20,875	2.9	74,847	11.1

INTERNET:
Connected and scheduled	1,421,899	1,317,455	27,873	2.0	104,444	7.9
Penetration as % of basic	63.8%	59.7%
Standalone Internet not included in basic cable	175,494	158,475	1,464	0.9	17,019	10.7

DIGITAL PHONE:
Number of lines (2)	343,753	212,707	51,128	17.5	131,046	61.6

(1)	August 31, 2006 statistics are restated for comparative purposes to adjust subscribers as if the acquisitions of cable systems in British Columbia and Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended May 31,		Nine months ended May 31,
Churn (3)	2007	2006	2007	2006

Digital customers	3.5%	3.6%	9.9%	10.4%
Internet customers	3.9%	4.1%	10.3%	10.3%

(3)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Shaw Communications Inc.
During the quarter Shaw began to digitally simulcast its channel line up in Victoria and Winnipeg and now digitally simulcasts in 5 major markets including Calgary, Edmonton and Vancouver. The customer, through the purchase of a low priced digital terminal, has access to all digital features including the on-screen programming guide, music, and Video-On-Demand and Pay Per View movies and events.
Shaw also enhanced its Digital Phone service with the roll-out of the Distinctive Ring phone feature. Many busy households are adding this to their Shaw service to help direct calls. Distinctive ring is not an extra line but a feature that allows the customer’s home phone to ring differently depending on what number the caller dials. Customers are able to assign a distinctive ring to any family member in the house so they know who the call is for based on the ring tone. One Distinctive Ring number is included with Shaw Digital Phone service and Shaw Digital Phone Lite customers have the ability to add the feature for a low monthly fee.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	153,200	144,998	5.7	453,685	424,155	7.0
Satellite Services	22,168	20,581	7.7	64,808	61,910	4.7

	175,368	165,579	5.9	518,493	486,065	6.7

Service operating income before amortization (1)
DTH (Star Choice)	51,095	48,838	4.6	148,356	129,063	14.9
Satellite Services	12,476	10,940	14.0	36,107	33,063	9.2

	63,571	59,778	6.3	184,463	162,126	13.8
Less:
Interest (2)	9,714	10,706	(9.3)	29,584	31,692	(6.7)
Cash taxes on net income	—	35	(100.0)	—	166	(100.0)

Cash flow before the following:	53,857	49,037	9.8	154,879	130,268	18.9

Capital expenditures and equipment costs (net):
Success based (3)	16,476	15,878	3.8	48,837	65,508	(25.4)
Transponders and other	2,000	3,874	(48.4)	9,234	12,871	(28.3)
Total as per Note 2 to the unaudited interim Consolidated Financial Statements	18,476	19,752	(6.5)	58,071	78,379	(25.9)

Free cash flow (1)	35,381	29,285	20.8	96,808	51,889	86.6

Operating Margin	36.3%	36.1%	0.2	35.6%	33.3%	2.3

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
OPERATING HIGHLIGHTS
•	Free cash flow of $35.4 million and $96.8 million for the three and nine month periods, respectively, compares to $29.3 million and $51.9 million for the same periods last year.

•	During the quarter Star Choice added 5,337 customers and as at May 31, 2007 customers now total 877,899

•	On February 1, 2007 Star Choice implemented rate increases on a number of its packages. The increases, which were fully implemented in March, generate additional revenue of approximately $0.7 million per month.
Service revenue increased 5.9% and 6.7% over the comparable quarter and nine month period last year to $175.4 million and $518.5 million, respectively. The improvements were primarily due to rate increases and customer growth. Service operating income before amortization increased 6.3% and 13.8% for each of the comparable three and nine month periods, respectively, to $63.6 million and $184.5 million. The improvements were driven by the growth in service revenue, lower sales related expenses, and reduced bad debt all of which were partially offset by costs to increase transponder capacity. The year-to-date period also benefited from recovery of provisions related to certain contractual matters.
Service revenue increased $4.1 million over the second quarter of fiscal 2007 primarily due to a rate increase that was fully implemented in March and customer growth. Service operating income before amortization improved $4.7 million over this same quarter primarily due to the increased revenues and lower sales related expenses.
Capital expenditures of $18.5 million and $58.1 million for the quarter and year-to-date respectively, decreased $1.3 million and $20.3 million over the comparable periods last year. The current year to date amount of $48.8 million decreased $16.7 million over the comparable period mainly due to decreased activations and favorable pricing of receivers. Spending in Transponders and Other for the three and nine month periods of $2.0 million and $9.2 million, respectively, decreased $1.9 million and $3.6 million over the same periods last year. The decline was primarily due the purchase of a license for the Satellite Services business in the comparable quarter while the prior year-to-date period also included investments to add additional transponder capacity.
During the quarter Star Choice also expanded their channel line up with new HD programming including HD Net, WGNHD and Series+. Series+ is a french language channel. They now offer 24 HD channels and have over 125,000 HD capable customers.
During the upcoming quarter Star Choice plans to complete several upgrade projects which will further expand its HD capacity. These include moving to a more advanced technology for HD signals which will allow for the increase in the number of HD channels per transponder.

Shaw Communications Inc.
SUBSCRIBER STATISTICS

			May 31, 2007
			Three months ended		Nine months ended
	May 31, 2007	August 31, 2006	Growth	%	Growth	%

Star Choice customers (1)	877,899	869,208	5,337	0.6	8,691	1.0

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended May 31,		Nine months ended May 31,
Churn (2)	2007	2006	2007	2006

Star Choice customers	2.4%	2.4%	8.0%	8.5%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Amortization revenue (expense) -
Deferred IRU revenue	3,137	3,136	—	9,410	9,409	—
Deferred equipment revenue	27,600	20,662	33.6	76,589	58,542	30.8
Deferred equipment cost	(51,454)	(50,706)	1.5	(150,590)	(150,609)	—
Deferred charges	(1,365)	(1,503)	(9.2)	(3,838)	(4,086)	(6.1)
Property, plant and equipment	(95,140)	(90,986)	4.6	(284,113)	(288,848)	(1.6)
The increase in amortization of deferred equipment revenue over the comparative periods is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005. Amortization of property, plant and equipment increased over the comparative quarter due to the impact of current year capital expenditures. Amortization of property, plant and equipment decreased over the comparative nine month period as the impact of assets that became fully depreciated in fiscal 2006 and during the first six months of 2007 exceeded amortization on new capital purchases.
Interest

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Interest	61,218	63,756	(4.0)	184,656	191,582	(3.6)
Interest expense decreased over the comparative nine month period as a result of lower average debt levels. In addition, both the current quarter and nine month period benefited from the interest earned on short term investments as a portion of the proceeds from the $400 million

Shaw Communications Inc.
senior unsecured notes on March 2, 2007 was invested in short term deposits pending the repayment of maturing debt in the fall.
Investment activity
During the comparative quarter, the Company realized a pre-tax gain of $45.3 million on the sale of its investment in Canadian Hydro Developers, Inc. (“Canadian Hydro”). The nine month periods also include the sale of minor interests in publicly traded companies which resulted in gains of $0.4 million and $1.7 million for 2007 and 2006, respectively.
Foreign exchange gain on unhedged and hedged long-term debt

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Foreign exchange gain on unhedged long-term debt	—	1,008	(100)	—	5,360	(100)
In June 2006, the Company amended its existing credit facility and repaid US dollar denominated bank loans. Until that time Shaw recorded foreign exchange gains on the translation of foreign denominated unhedged bank debt. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the first quarter of 2006 to hedge the redemption of the issue. Currently the Company does not have any foreign denominated unhedged long-term debt and therefore, does not anticipate recording any further foreign exchange gains and losses.
Under Canadian generally accepted accounting principles (“GAAP”), the Company translates long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 4 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency agreements (which fix the liability for interest and principal), long-term debt would increase by $443.1 million (August 31, 2006 — $408.7 million) which represents the corresponding hedged amounts included in deferred credits.
Other gains
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange gain of $2.2 million for the quarter (2006 -$0.2 million) and $0.4 million (2006 – $1.4 million) for the nine month period.

Shaw Communications Inc.
Income Taxes
Income taxes increased over the comparative periods mainly due to the future income tax recoveries recorded in the first and third quarters of fiscal 2006 of $31.4 million and $23.4 million, respectively, both of which were related to reductions in corporate income tax rates and also due to increased income taxes on higher income in the current fiscal year.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2006. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2006 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at May 31, 2007 were $8.0 billion compared to $7.5 billion at August 31, 2006. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2006.
Current assets increased by $231.8 million due to increases in cash of $211.0 million, accounts receivable of $12.8 million and inventory of $6.3 million. Cash increased as a portion of the proceeds from the $400 million senior unsecured notes on March 2, 2007 was invested in short term deposits pending the repayment of maturing debt later in the calendar year. Accounts receivable increased mainly due to customer growth and rate increases, while inventories increased due to timing of purchases and continued growth.
Investments and other assets decreased by $9.6 million due to the sale of an interest in a publicly traded company.
Property, plant and equipment increased by $114.9 million as current year capital expenditures exceeded amortization.
Deferred charges increased $9.7 million mainly due to an increase in deferred equipment costs of $7.0 million.
Broadcast licenses increased by $84.9 million due to the acquisition of various cable systems.
Current liabilities (excluding current portion of long-term debt) decreased by $53.3 million due to decreases in bank indebtedness of $20.4 million and accounts payable of $43.9 million, both of which were partially offset by an increase in unearned revenue of $9.6 million. Accounts payable decreased primarily due to the timing of interest payments, while unearned revenue increased due to customer growth and rate increases.
Total long-term debt increased by $85.2 million as a result of the issuance of $400.0 million senior unsecured notes, partially offset by repayment of bank borrowings and Partnership debt of $280.3 million and a decrease of $34.5 million relating to the translation of hedged US denominated debt. Net debt, after considering the cash invested in short term deposits pending

Shaw Communications Inc.
the repayment of maturing debt, was $2.87 billion. It has decreased by approximately $126 million since August 31, 2006.
Other long-term liability increased due to the current year defined benefit pension plan expense.
Deferred credits increased by $43.7 million principally due to higher deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $34.5 million and an increase in deferred equipment revenue of $22.7 million, both of which were partially offset by amortization of deferred IRU rental revenue of $9.4 million. Future income taxes increased by $147.7 million due to the impact of cable system acquisitions and the future income tax expense recorded in the current year.
Share capital increased by $78.2 million due to the issuance of Class B Non-Voting Shares. During the nine months ended May 31, 2007, the Company issued 89,794 Class B Non-Voting Shares for $3.0 million as partial consideration in respect of a cable system acquisition and 2,250,477 Class B Non-Voting Shares were issued for $75.2 million under the Company’s option and warrant plans. As of June 30, 2007, share capital is as reported at May 31, 2007 with the exception of the issuance of 337,398 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $280.1 million of consolidated free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $72.9 million, the net increase in debt of $99.6 million, proceeds on the sale of various assets of $15.8 million, and other net items of $6.7 million to fund the cash component of cable systems acquisitions of $72.2 million, pay common share dividends of $140.5 million, invest in short term deposits of $211.0 million and fund the net change in working capital requirements of $51.4 million.
On November 14, 2006, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to an additional 15,300,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 17, 2006 to November 16, 2007. During the current year, no Class B Non-Voting Shares have been repurchased.
On March 2, 2007, Shaw issued $400 million of senior unsecured notes at a rate of 5.7% due March 2, 2017. Net proceeds (after issue and underwriting expenses) of $394.8 million were used for repayment of unsecured bank loans, general working capital purposes and to invest in short-term deposits pending the repayment of maturing debt. The notes were issued at a discount of $0.9 million.
At May 31, 2007, Shaw had access to $1.0 billion of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.

Shaw Communications Inc.
CASH FLOW
Operating Activities

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2007	2006	%	2007	2006	%

($000’s Cdn)
Funds flow from operations	259,470	221,099	17.4	755,818	626,580	20.6
Net increase in non-cash working capital balances related to operations	(28,075)	(22,536)	(24.6)	(51,430)	(33,738)	(52.4)

	231,395	198,563	16.5	704,388	592,842	18.8

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is mainly due to timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended May 31,			Nine months ended May 31,
	2007	2006	Increase	2007	2006	Increase

($000’s Cdn)
Cash flow used in investing activities	(156,410)	(48,488)	107,922	(525,010)	(340,925)	184,085
The cash used in investing activities increased over the comparative periods due to higher expenditures on capital, cable system acquisitions in the current year and lower proceeds on sale of investments and other assets due to the sale of Canadian Hydro in 2006. For the nine month period, the increased cash outlay for the aforementioned items was partially offset by lower cash requirements for equipment costs (net) and deferred financing costs.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006

(In $millions Cdn)
Bank loans and bank indebtedness – net repayments	(227.2)	(411.2)	(300.4)	(647.0)
Proceeds on $400 million senior unsecured notes	400.0	—	400.0	—
Proceeds on $300 million senior unsecured notes	—	300.0	—	300.0
Proceeds on $450 million senior unsecured notes	—	—	—	450.0
Dividends	(54.2)	(29.4)	(140.4)	(74.1)
Repayment of Partnership debt	(0.1)	(0.1)	(0.3)	(0.3)
Issue of Class B Non-Voting Shares	17.7	0.3	72.9	0.4
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(58.0)
Proceeds on bond forwards	0.2	—	0.2	2.5
Proceeds on prepayment of IRU	—	—	—	0.2
Cost to terminate forward contracts	(0.4)	—	(0.4)	(15.8)
Redemption of COPrS	—	—	—	(201.9)

	136.0	(140.4)	31.6	(244.0)

\

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
	revenue	amortization(1)	Net income	per share (2)	operations (3)

( $000’s Cdn except per share amounts)
2007
Third	702,238	310,748	91,658	0.42	259,470
Second	685,730	303,038	79,751	0.37	252,412
First	671,006	299,787	81,138	0.38	243,936

2006
Fourth	631,888	275,127	210,369	0.97	220,617
Third	626,654	279,544	126,410	0.58	221,099
Second	611,197	267,924	45,790	0.21	208,273
First	589,545	255,322	75,681	0.35	197,208

2005
Fourth	562,958	250,759	69,959	0.31	191,507

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.96.

(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, foreign currency fluctuations on unhedged US denominated debt, fair value adjustments on foreign currency forward contracts and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the second quarter of 2006 and the first and second quarters of 2007. Net income declined by $29.9 million in the second quarter of 2006 and by $129.2 million in the first quarter of 2007 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $31.4 million and $150.0 million to net income in the first and fourth quarters of 2006, respectively. The decline in the second quarter of 2007 was marginal. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2006 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of risks and uncertainties. These factors include include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	May 31, 2007	August 31, 2006

ASSETS
Current
Cash	210,986	—
Accounts receivable	150,925	138,142
Inventories	60,303	53,994
Prepaids and other	22,543	20,870

	444,757	213,006
Investments and other assets	8,371	17,978
Property, plant and equipment	2,364,988	2,250,056
Deferred charges	271,607	261,908
Intangibles
Broadcast licenses	4,776,387	4,691,484
Goodwill	88,111	88,111

	7,954,221	7,522,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	20,362
Accounts payable and accrued liabilities	417,170	461,119
Income taxes payable	6,309	4,918
Unearned revenue	116,118	106,497
Current portion of long-term debt [note 4]	297,231	449

	836,828	593,345
Long-term debt [note 4]	2,784,369	2,995,936
Other long-term liability [note 9]	53,231	37,724
Deferred credits	1,144,562	1,100,895
Future income taxes	1,132,651	984,938

	5,951,641	5,712,838

Shareholders’ equity
Share capital [note 5]	2,055,213	1,976,966
Contributed surplus [note 5]	7,650	5,110
Deficit	(60,601)	(172,701)
Cumulative translation adjustment	318	330

	2,002,580	1,809,705

	7,954,221	7,522,543

  See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended		Nine months ended
	May 31,		May 31,
[thousands of Canadian dollars except per share amounts]	2007	2006	2007	2006

Service revenue [note 2]	702,238	626,654	2,058,974	1,827,396
Operating, general and administrative expenses	391,490	347,110	1,145,401	1,024,606

Service operating income before amortization [note 2]	310,748	279,544	913,573	802,790
Amortization:
Deferred IRU revenue	3,137	3,136	9,410	9,409
Deferred equipment revenue	27,600	20,662	76,589	58,542
Deferred equipment cost	(51,454)	(50,706)	(150,590)	(150,609)
Deferred charges	(1,365)	(1,503)	(3,838)	(4,086)
Property, plant and equipment	(95,140)	(90,986)	(284,113)	(288,848)

Operating income	193,526	160,147	561,031	427,198
Interest [note 2]	(61,218)	(63,756)	(184,656)	(191,582)

	132,308	96,391	376,375	235,616
Gain on sale of investments	—	45,445	415	47,135
Write-down of investment	—	—	—	(374)
Foreign exchange gain on unhedged long-term debt	—	1,008	—	5,360
Fair value loss on a foreign currency forward contract	—	—	—	(360)
Debt retirement costs	—	—	—	(8,123)
Other gains	7,963	1,322	8,525	5,644

Income before income taxes	140,271	144,166	385,315	284,898
Income tax expense	48,518	17,711	132,874	36,824

Income before the following	91,753	126,455	252,441	248,074
Equity income (loss) on investees	(95)	(45)	106	(193)

Net income	91,658	126,410	252,547	247,881
Deficit, beginning of period	(98,021)	(388,906)	(172,701)	(428,855)
Reduction on Class B Non-Voting Shares purchased for cancellation	—	—	—	(35,085)
Amortization of opening fair value loss on a foreign currency forward contract	—	—	—	(1,705)
Dividends -
Class A and Class B Non-Voting Shares	(54,238)	(29,365)	(140,447)	(74,097)

Deficit, end of period	(60,601)	(291,861)	(60,601)	(291,861)

Earnings per share [note 6]
Basic	0.42	0.58	1.17	1.14
Diluted	0.42	0.58	1.16	1.14

[thousands of shares]
Weighted average participating shares outstanding during period	217,018	217,625	216,015	218,093
Participating shares outstanding, end of period	217,282	217,635	217,282	217,635

   See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Nine months ended
	May 31,		May 31,
[thousands of Canadian dollars]	2007	2006	2007	2006

OPERATING ACTIVITIES [note 7]
Funds flow from operations	259,470	221,099	755,818	626,580
Net increase in non-cash working capital balances related to operations	(28,075)	(22,536)	(51,430)	(33,738)

	231,395	198,563	704,388	592,842

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(124,153)	(97,307)	(395,403)	(312,161)
Additions to equipment costs (net) [note 2]	(22,424)	(21,011)	(61,236)	(86,388)
Net reduction (addition) to inventories	9,261	12,425	(6,309)	(4,646)
Cable business acquisitions [note 3]	(19,307)	—	(72,225)	—
Proceeds on sale of investments and other assets	5,534	70,777	15,849	84,439
Acquisition of investments	—	(2,904)	—	(2,904)
Additions to deferred charges	(5,321)	(10,468)	(5,686)	(19,265)

	(156,410)	(48,488)	(525,010)	(340,925)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(42,163)	(29,677)	(20,362)	—
Increase in long-term debt	400,000	375,000	460,000	1,025,000
Long-term debt repayments	(185,113)	(456,696)	(340,334)	(1,124,286)
Cost to terminate forward contracts	(370)	—	(370)	(15,774)
Issue of Class B Non-Voting Shares, net of after-tax expenses	17,732	300	72,947	416
Proceeds on bond forwards	190	—	190	2,486
Proceeds on prepayment of IRU	—	—	—	228
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(57,954)
Dividends paid on Class A and Class B Non-Voting Shares	(54,238)	(29,365)	(140,447)	(74,097)

	136,038	(140,438)	31,624	(243,981)

Effect of currency translation on cash balances and cash flows	(37)	(12)	(16)	(24)

Increase in cash	210,986	9,625	210,986	7,912
Cash, beginning of the period	—	—	—	1,713

Cash, end of the period	210,986	9,625	210,986	9,625

  Cash includes cash and term deposits
  See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Service revenue
Cable	527,687	461,847	1,542,950	1,343,565
DTH	155,074	146,575	458,756	428,042
Satellite Services	23,043	21,466	67,433	64,565

Inter segment -	705,804	629,888	2,069,139	1,836,172
Cable	(817)	(772)	(2,469)	(2,234)
DTH	(1,874)	(1,577)	(5,071)	(3,887)
Satellite Services	(875)	(885)	(2,625)	(2,655)

	702,238	626,654	2,058,974	1,827,396

Service operating income before amortization
Cable	247,177	219,766	729,110	640,664
DTH	51,095	48,838	148,356	129,063
Satellite Services	12,476	10,940	36,107	33,063

	310,748	279,544	913,573	802,790

Interest (1)
Cable	51,151	52,689	154,006	158,803
DTH and Satellite Services	9,714	10,706	29,584	31,692
Burrard Landing Lot 2 Holdings Partnership	353	361	1,066	1,087

	61,218	63,756	184,656	191,582

Cash taxes (1)
Cable	—	1,035	—	3,118
DTH and Satellite Services	—	35	—	166

	—	1,070	—	3,284

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

\

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Capital expenditures accrual basis
Cable	107,032	80,725	349,079	278,656
Corporate	15,686	13,756	32,847	22,839

Sub-total Cable including corporate	122,718	94,481	381,926	301,495
Satellite (net of equipment profit)	1,105	3,052	6,698	10,535

	123,823	97,533	388,624	312,030

Equipment costs (net of revenue received)
Cable	5,053	4,311	9,863	18,544
Satellite	17,371	16,700	51,373	67,844

	22,424	21,011	61,236	86,388

Capital expenditures and equipment costs (net)
Cable	127,771	98,792	391,789	320,039
Satellite	18,476	19,752	58,071	78,379

	146,247	118,544	449,860	398,418

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	124,153	97,307	395,403	312,161
Additions to equipment costs (net)	22,424	21,011	61,236	86,388

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	146,577	118,318	456,639	398,549
Decrease (increase) in working capital related to capital expenditures	591	1,127	(4,142)	4,265
Less: Partnership capital expenditures (1)	—	—	—	(1,803)
Less: IRU prepayments (2)	—	(45)	(7)	(206)
Less: Satellite equipment profit (3)	(921)	(856)	(2,630)	(2,387)

Total capital expenditures and equipment costs (net) reported by segments	146,247	118,544	449,860	398,418

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2006 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).
(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).
(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	May 31, 2007
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,116,463	849,820	525,332	7,491,615

Corporate assets				462,606

Total assets				7,954,221

	August 31, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,891,103	859,941	536,044	7,287,088

Corporate assets				235,455

Total assets				7,522,543

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
3. CABLE BUSINESS ACQUISITIONS

May 31, 2007
Total
		Accounts	Issuance of Class B	purchase
	Cash	payable	Non-Voting Shares	price
	$	$	$	$

Cable systems	72,200	303	3,000	75,503

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	8,232
Broadcast licenses	84,903

93,135

Working capital deficiency	2,808
Future income taxes	14,824

17,632

Purchase price	75,503

During the nine months ended May 31, 2007, the Company purchased four cable systems serving approximately 20,200 basic subscribers in British Columbia and Ontario. The $3,000 value of the 89,794 Class B Non-Voting Shares, issued as partial consideration for one of the acquisitions, was determined based upon the average market price over a short period prior to the date the terms of the purchase were agreed to and announced. The purchase price allocation may be impacted by settlement of final closing adjustments.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		May 31, 2007			August 31, 2006
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate	debt (1)	rate	rate	debt (1)	rate
		$	$	$	$	$	$

Corporate

Bank loans (2)	Fixed and variable	—	—	—	280,000	—	280,000
Senior notes-
Due March 2, 2017 (3)	5.72	400,000	—	400,000	—	—	—
Due November 16, 2012	6.11	450,000	—	450,000	450,000	—	450,000
Due May 9, 2016	6.34	300,000	—	300,000	300,000	—	300,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	470,624	171,996	642,620	486,332	156,288	642,620
US $225,000 due April 6, 2011	7.68	240,660	115,178	355,838	248,693	107,145	355,838
US $300,000 due December 15, 2011	7.61	320,880	155,970	476,850	331,590	145,260	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS -
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000

		2,928,924	443,144	3,372,068	2,843,375	408,693	3,252,068

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,676	—	22,676	23,010	—	23,010

		152,676	—	152,676	153,010	—	153,010

Total consolidated debt		3,081,600	443,144	3,524,744	2,996,385	408,693	3,405,078
Less current portion (4)		297,231	—	297,231	449	—	449

		2,784,369	443,144	3,227,513	2,995,936	408,693	3,404,629

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $443,144 (August 31, 2006 — $408,693) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at May 31, 2007:

			Operating
	Total	Bank loans (a) (b)	credit facilities (a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn (excluding letters of credit of $474)	—	—	—

	1,050,000	1,000,000	50,000

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness. During the current quarter, the Company terminated the Satellite Services $10,000 demand operating line of credit.

(b)	During the current quarter, the Company extended the term of the $1 billion revolving credit facility by one year to May 31, 2012. The credit facility is unsecured and ranks pari passu with the senior unsecured notes.
(3)	On March 2, 2007 the Company issued $400,000 of senior notes at a rate of 5.70%. The effective interest rate is 5.72% due to the discount on issuance. The senior notes are unsecured obligations that rate equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.
(4)	Current portion of long-term debt includes the Senior notes due October 17, 2007 and the amount due within one year on the Partnership’s mortgage bonds.
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A and Class B Non-Voting Share capital during the nine months ended May 31, 2007 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2006	11,291,932	2,475	203,649,904	1,974,491
Class A Share conversion	(10,400)	(2)	10,400	2
Issued upon stock option plans exercises	—	—	2,250,477	75,252
Issued in respect of acquisition	—	—	89,794	3,000
Share issue costs	—	—	—	(5)

May 31, 2007	11,281,532	2,473	206,000,575	2,052,740

Stock option plan
In our stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 2,305,943 Class B Non-Voting Shares have been issued under these plans. During the three and nine months ended May 31, 2007, 543,175 and 2,232,076 options were exercised for $17,732 and $72,579, respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
The changes in options for the nine months ended May 31, 2007 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	9,558,801	32.60
Granted	2,743,750	36.42
Forfeited	(909,758)	34.07
Exercised	(2,232,076)	32.52

Outstanding at end of period	9,160,717	33.50

The following table summarizes information about the options outstanding at May 31, 2007:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	May 31, 2007	contractual life	exercise price	May 31, 2007	exercise price

$17.37	10,000	6.39	$17.37	7,500	$17.37
$29.70 - $44.53	9,150,717	6.52	$33.52	4,453,409	$32.65

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Net income for the period	91,658	126,410	252,547	247,881
Fair value of stock options	29	468	89	1,403

Pro forma net income for the period	91,629	125,942	252,458	246,478
Pro forma basic earnings per share	0.42	0.58	1.17	1.14

Pro forma diluted earnings per share	0.42	0.58	1.16	1.13

The weighted average estimated fair value at the date of the grant for common share options granted was $7.26 per option (2006 — $4.17 per option) and $7.20 per option (2006 — $2.75 per option) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended				Nine months ended
	May 31,				May 31,
	2007		2006		2007		2006

Dividend yield		2.75%		1.82%		2.88%		1.91%
Risk-free interest rate		3.99%		4.15%		4.09%		3.85%
Expected life of options	4	years	4	years	4	years	4	years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares		24.1%		19.1%		26.8%		21.2%

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.
Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.
At May 31, 2007 there were 18,668 Satellite Services options outstanding with an exercise price of $7.75. The weighted average remaining contractual life of the Satellite Services options is 1 year. At May 31, 2007, 18,668 Satellite Services options were exercisable into 16,801 Class B Non-Voting Shares of the Company at $8.61 per Class B Non-Voting Share. No options were exercised during the current quarter. During the nine month period ended May 31, 2007, 20,168 options were exercised into 18,151 Class B Non-Voting Shares for $367.
Warrants
Prior to the Company’s acquisition and consolidation of Satellite Services effective July 1, 2000, Satellite Services and its subsidiary Star Choice had established a plan to grant warrants to acquire Satellite Services common shares at a price of $22.50 per share to distributors and dealers. In conjunction with the acquisition of Satellite Services, the warrants became convertible into Class B Non Voting Shares of Shaw. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
On September 1, 2006, 250 warrants were exercised for $6 and the remaining 5,350 warrants expired.
Contributed surplus
The changes in contributed surplus are as follows:

	May 31, 2007	August 31, 2006
	$	$

Balance, beginning of period	5,110	1,866
Stock-based compensation	4,840	3,272
Stock options exercised	(2,300)	(28)

Balance, end of period	7,650	5,110

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006

Numerator for basic and diluted earnings per share ($)
Net income	91,658	126,410	252,547	247,881

Denominator (thousands of shares)
Weighted average number of Class A and Class B Non- Voting Shares for basic earnings per share	217,018	217,625	216,015	218,093
Effect of dilutive securities	1,740	—	1,174	—

Weighted average number of Class A and Class B Non- Voting Shares for diluted earnings per share	218,758	217,625	217,189	218,093

Earnings per share ($)
Basic	0.42	0.58	1.17	1.14
Diluted	0.42	0.58	1.16	1.14

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
7. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Net income	91,658	126,410	252,547	247,881
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,136)	(9,410)	(9,409)
Deferred equipment revenue	(27,600)	(20,662)	(76,589)	(58,542)
Deferred equipment cost	51,454	50,706	150,590	150,609
Deferred charges	1,365	1,503	3,838	4,086
Property, plant and equipment	95,140	90,986	284,113	288,848
Future income tax expense	48,518	16,641	132,874	33,540
Write-down of investment	—	—	—	374
Gain on sale of investments	—	(45,445)	(415)	(47,135)
Foreign exchange gain on unhedged long-term debt	—	(1,008)	—	(5,360)
Equity loss (income) on investee	95	45	(106)	193
Fair value loss on a foreign currency forward contract	—	—	—	360
Debt retirement costs	—	—	—	8,123
Stock-based compensation	2,213	729	4,840	2,011
Defined benefit pension plan	3,651	3,154	15,507	9,460
Other	(3,887)	1,176	(1,971)	1,541

Funds flow from operations	259,470	221,099	755,818	626,580

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Accounts receivable	8,868	10,236	(11,927)	(12,844)
Prepaids and other	138	1,829	(7,259)	(1,164)
Accounts payable and accrued liabilities	(41,806)	(34,957)	(41,806)	(26,821)
Income taxes payable	1,326	78	726	71
Unearned revenue	3,399	278	8,836	7,020

	(28,075)	(22,536)	(51,430)	(33,738)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
	$	$	$	$

Interest	91,802	93,956	213,178	217,087
Income taxes	(1,315)	986	(723)	3,211

(iv)	Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Nine months ended May 31,
	2007	2006
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	3,000	—

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
8. UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended		Nine months ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Net income using Canadian GAAP	91,658	126,410	252,547	247,881
Add (deduct) adjustments for:
Deferred charges (2)	2,767	9,868	12,452	8,109
Foreign exchange gains on hedged long-term debt (8)	96,694	33,546	34,451	82,604
Reclassification of hedge losses from other comprehensive income (7)	(96,694)	(33,546)	(34,451)	(82,604)
Income tax effect of adjustments	(851)	(3,344)	(3,829)	(2,737)
Effect of future income tax rate reductions on differences	—	(673)	—	(1,458)

Net income using US GAAP	93,574	132,261	261,170	251,795

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(38)	(16)	(12)	(36)
Unrealized gains on available-for-sale securities, net of tax (6)
Unrealized holding loss arising during the period	—	(8,024)	—	—
Less: reclassification adjustment for gains included in net income	—	(28,674)	—	(30,045)

	(38)	(36,714)	(12)	(30,081)
Adjustment to fair value of derivatives (7)	(74,314)	(28,335)	3,054	(51,067)
Reclassification of derivative losses to income to offset foreign exchange gains on hedged long-term debt (7)	81,827	28,070	29,154	68,666
Effect on future income tax rate reductions on differences	—	(693)	—	(1,729)

	7,475	(37,672)	32,196	(14,211)

Comprehensive income using US GAAP	101,049	94,589	293,366	237,584

Net income per share using US GAAP	0.43	0.61	1.21	1.15

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	May 31, 2007		August 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Deferred charges (2) (9) (10)	271,607	189,983	261,908	164,053
Broadcast licenses (1) (4) (5)	4,776,387	4,751,153	4,691,484	4,666,250
Other long-term liabilities (7) (10)	53,231	624,393	37,724	612,306
Deferred credits (8) (9)	1,144,562	692,647	1,100,895	679,652
Future income taxes	1,132,651	1,091,195	984,938	933,990
Shareholders’ equity	2,002,580	1,817,931	1,809,705	1,584,225

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	May 31, 2007	August 31, 2006
	$	$

Shareholders’ equity using Canadian GAAP	2,002,580	1,809,705
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges (2)	452	(8,171)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	16,052	16,052
Gain on exchange of cable television systems (5)	50,063	50,063
Foreign exchange gains on hedged long-term debt (8)	375,014	345,860
Reclassification of hedge losses from other comprehensive income (7)	(375,014)	(345,860)
Accumulated other comprehensive loss	(84,980)	(117,176)
Cumulative translation adjustment	(318)	(330)

Shareholders’ equity using US GAAP	1,817,931	1,584,225

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive loss is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]

	May 31, 2007	August 31, 2006
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	318	330
Fair value of derivatives (7)	(70,906)	(103,114)
Minimum liability for pension plan (10)	(14,392)	(14,392)

	(84,980)	(117,176)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:
(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.
(2)	US GAAP requires the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.
(3)	Equity in loss of investees have been adjusted to reflect US GAAP.
(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.
(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.
(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.
(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).
(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in income (loss) for US GAAP.
(9)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.
(10)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $79,902 as at August 31, 2006. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.
9. OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan of $53,231 (August 31, 2006 — $37,724). The total benefit costs expensed under the Company’s defined benefit pension were $4,013 (2006 — $3,425), and $16,834 (2006 — $10,275) for the three and nine months ended May 31, 2007 respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
10. RELATED PARTY TRANSACTION
During the quarter, the Company realized a gain of $2,680 on the sale of certain corporate assets to a company controlled by a Director of the Company. The transaction was recorded at the exchange amount which the parties have agreed represents the fair value of the assets.
11. SUBSEQUENT EVENT
On July 10, 2007 the shareholders approved the proposed two-for-one stock split of the Company’s outstanding Class A and Class B Non-Voting Shares. The split will be effective as of the close of business on July 30, 2007.